

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2011

Via Email
Iurie Bordian
Chief Executive Officer
Emerging Media Holdings, Inc.
121 South Orange Ave., Suite 1500
Orlando, FL 32801

> **Re:** **Emerging Media Holdings, Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed July 28, 2011**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed July 28, 2011**
> **File No. 000-52408**

Dear Mr. Bordian:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via Email
        Michael Paige, Esq.